82-4504

ROCK RESOURCES INC.

(the "Company")

02 JUL -2 AM 12:11

02042272

NEWS RELEASE

SUPPL

June 24, 2002

Management is pleased to report that Mr. Richard Poulden has joined the Board of Directors of the Company. As well as being a qualified barrister since 1976, Mr. Poulden obtained a master's degree in Business Administration through an International Exchange Programme between the London Business School and Harvard Business School.

During the past twenty years, Mr. Poulden has acted as Chairman or Director of several companies including three he co-founded and one he founded. Currently, he is Chairman of Eyebright Plc, a company formed to supply managed service day surgery units to the National Health Service in the United Kingdom. His diverse international business background will be an asset to the Company.

Management is also pleased to report the formation of an Advisory Board to provide technical advice to the board in relation to the Company's business activities. Mr. John Kowalchuk and Mr. Chris Sampson have agreed to step down as directors. Mr. John Kowalchuk joins the Advisory Board and will channel his geological expertise into a plan of property growth for Rock.

PROCESSED

JUL 15 2002

THOMSON FINANCIAL

On behalf of the Board of Directors:

"Thomas J. Kennedy" *"Graeme Rowland"*

Thomas J. Kennedy, President Graeme Rowland, Chairman

TSX VENTURE: RCK

Suite #910 - 510 Burrard Street, Vancouver, BC V6C 3A8

Tel: (604) 688-3304 - Fax: (604) 682-6038 - Toll-Free: 1-888-ROCK-RES (762-5737)

E-mail: info@rockresources..com - Web Site: www.rockresources.com